As filed with the Securities and Exchange Commission on July 10, 2002

                                                          Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM S-6

                           --------------------------


                    For Registration Under the Securities Act of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2

                           --------------------------

A.       EXACT NAME OF TRUST:

                   A Corporate Trust, Series 2, Pinnacle Corporate Income Series

B.       NAME OF DEPOSITOR:

                            Investec Ernst & Company

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Investec Ernst & Company
                             One Battery Park Plaza
                            New York, New York 10004

D.       NAME AND COMPLETE ADDRESS OF
         AGENT FOR SERVICE:                  COPY OF COMMENTS TO:

            PETER J. DEMARCO                 MICHAEL R. ROSELLA, Esq.
             Vice President           Paul, Hastings, Janofsky & Walker LLP
        Investec Ernst & Company               75 East 55th Street
         One Battery Park Plaza              New York, New York 10022
        New York, New York 10004                  (212) 318-6800

E.       TITLE OF SECURITIES BEING REGISTERED:

         An indefinite number of Units of A Corporate Trust, Series 2, Pinnacle Corporate Income Series are being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F.       APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

         As soon as practicable after the effective date of the Registration Statement.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                   SUBJECT TO COMPLETION, DATED JULY 10, 2002


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           A CORPORATE TRUST, SERIES 2


                        Pinnacle Corporate Income Series


                             A unit investment trust


Pinnacle Corporate Income Series: The investment objective of the Trust is to seek to provide a high level of current income. A secondary objective of the Trust is the preservation of capital.

The Sponsor is Investec Ernst & Company.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A and Part B must be distributed together. Read and retain this Prospectus for future reference.

================================================================================

================================================================================


      The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus.
             Any representation to the contrary is a criminal offense.



                         PROSPECTUS DATED JULY __, 2002


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed withthe Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.

                               INVESTMENT SUMMARY


INVESTMENT OBJECTIVE. A Corporate Trust, Series 2, Pinnacle Corporate Income Series (the "Trust") seeks to provide a high level of current income. The Trust also seeks to provide for the preservation of capital as a secondary objective. There is no guarantee that the investment objectives of the Trust will be achieved.

STRATEGY OF PORTFOLIO SELECTION. The Trust seeks to achieve its investment objectives by investing in a portfolio consisting primarily of investment grade corporate debt obligations (the "Bonds"). The Bonds included in the Trust are primarily long-term fixed rate debt obligations issued by corporate entities. Investment grade bonds are bonds that are rated in the four highest ratings categories by Standard & Poor's, Moody's Investors Service, Inc. ("Moody's") and/or Fitch Ratings. See "Description of Bond Ratings" for details.

         The following factors, among others, were considered in selecting the
Bonds:

o the prices and yields of such Bonds relative to other bonds of similar quality and maturity, including the extent to which such Bonds are traded at a premium or discount from par;

o the present rating and credit quality of the issuers of the Bonds and the potential improvement in the credit quality of such issuers;

o        the diversification of the Bonds as to business purpose of issuer;

o        the income to the Unitholders of the Trust; and

o        the stated maturities and call provisions of the Bonds.


DESCRIPTION OF TRUST. The Trust contains      Bonds. 100% of the issues are
represented by the Sponsor's contracts to purchase. The Trust is concentrated in the telecommunications industry. A Trust is considered to be "concentrated" in a particular category or industry when the securities in that category or that industry constitute 25% or more of the total assets of the portfolio.

RISK CONSIDERATIONS. Unitholders can lose money by investing in the Trust. The value of the Units and the Bonds in the Trust can each decline in value. An investment in Units of the Trust should be made with an understanding of the following risks:

In General

o        There is no guarantee that the Trust's objectives will be achieved.
         These objectives are subject to the continuing ability of the respective issuers of the Bonds to meet their obligations.

o Since the Trust is scheduled to terminate in five years and the Trust's portfolio consists of long-term Bonds, in the event of an increase in interest rates it is likely that Unitholders who receive cash upon termination, or upon earlier redemption, would receive less than the Bond's face amount.

Risks Relating to Corporate Bonds

o Corporate bonds included in the Trust are primarily long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition or a drop in bond ratings. Bonds with longer periods before maturity are generally more sensitive to interest rate changes.

o Certain of the bonds included in the Trust may be original issue discount bonds or "zero coupon" bonds, as noted in the Trust Portfolio. These bonds are subject to greater price fluctuations with changing interest rates and contain additional risks.

o The value of the Bonds in the Trust will fluctuate which could cause the value of a Unitholder's investment to fall below the original purchase price.

o A Bond issuer may be unable to meet its obligations to pay principal and interest on a Bond. There is no assurance that any interest will be declared or paid in the future on the Bonds.

o        An issuer may prepay or "call" a bond before its stated maturity.
         Although the Trust will distribute the principal to the Unitholders if a Bond is called, the future interest distributions of the Trust to the Unitholders will fall. A Unitholder may not be able to reinvest this principal in an investment with as high a yield. In addition, a Unitholder could receive less than the amount it paid for his Units since the call price may be less than the Trust paid for the Bond and could be below the Bond's par value. If numerous Bonds are called, the Trust may terminate early.

Risks Relating to Investment in a Unit Investment Trust

o Since the portfolio of the Trust is fixed and "not managed," in general, the Sponsor can sell Bonds only at the Trust's termination or in order to meet redemptions. As a result, the price at which each Bond is sold may not be the highest price it attained during the life of the Trust.

o If a decrease in net asset value occurs and Units of the Trust are tendered for redemption, the Trust may be forced to liquidate some of the Bonds at a loss. If such redemptions are substantial enough, this could trigger a complete and unexpected liquidation of the Trust before maturity, resulting in unanticipated losses for Unitholders.

Concentration Risks

o The Trust is considered to be concentrated in the bonds of telecommunications companies. A concentration makes the Trust less diversified and subject to more risk in the event of negative developments in the telecommunications industry. Telecommunications companies are subject to intense competition, government regulation, fluctuating consumer demand, rapid obsolescence of products and services and high technology costs.

o Investors should consider the greater risk of the Trust's concentration in a particular industry and the effect on their investment versus a more diversified portfolio. Investors should compare returns available in less concentrated portfolios before making an investment decision.

PUBLIC OFFERING PRICE. The Initial Public Offering Price per Unit of the Trust is calculated by:

o dividing the aggregate offering price of the underlying Bonds and cash held in the Trust (representing the estimated organizational costs) by the number of Units outstanding; and

o adding an initial sales charge of 4.95% (5.207% of the net amount invested).

In addition, during the initial offering period, the Public Offering Price per Unit will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the estimated organizational costs of the Trust. The Public Offering Price per Unit will vary on a daily basis in accordance with fluctuations in the price of the underlying Bonds and each investor's purchase price will be computed as of the date the Units are purchased. Orders involving at least $250,000 will be entitled to a volume discount from the Public Offering Price.

MINIMUM PURCHASE.  1 Unit.

DISTRIBUTIONS. The Trust will distribute any interest received, less expenses, monthly. The first interest payment will be made on ________ 31, 2002 to all Unitholders of record on ________ 15, 2002 and thereafter interest payments will be made on the last business day of every month. The final payment will be made within a reasonable period of time after the Trust terminates.

MARKET FOR UNITS. Unitholders may sell their Units to the Sponsor or the Trustee at any time, without fee or penalty. The Sponsor intends to repurchase Units from Unitholders throughout the life of the Trust at prices based upon the aggregate bid price of the underlying Bonds. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his Units with the Trustee at the same price. The existence of a liquid trading market for the Bonds in the Trust may depend on whether dealers will make a market in these Bonds. There can be no assurance of the making or the maintenance of a market for any of the Bonds contained in the portfolio of the Trust or of the liquidity of the Bonds in any markets made. The price at which the Bonds may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Bonds are limited or absent.

TERMINATION. The Trust will terminate in approximately five years. During the Liquidation Period, Bonds will be sold in connection with the termination of the Trust. All Bonds will be sold or distributed by the Mandatory Termination Date. The Sponsor does not anticipate that the Liquidation Period will be longer than seven days, and it could be as short as one day, depending on the liquidity of the Bonds being sold. Unitholders may elect one of the following options in receiving their terminating distributions:

o        receive their distribution in kind if they own at least 60 Units; or

o        receive cash upon the liquidation of their pro rata share of the Bonds.

UNDERWRITING. McLaughlin, Piven, Vogel Securities, Inc., with principal offices at 30 Wall Street, New York, New York 10005, will act as Underwriter for all Units of A Corporate Trust, Series 2, Pinnacle Corporate Income Series.

                                    FEE TABLE


--------------------------------------------------------------------------------
This Fee Table is intended to help you understand the costs and expenses you will bear directly or indirectly. See "Public Sale of Units" and "Trust Expenses and Charges" in Part B. Although the Trust has a term of only approximately five years and is a unit investment trust rather than mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses
(Fees paid directly from your investment)


                                                                                   As a %
                                                                                 of Initial
                                                                                  Offering              Amount
                                                                                    Price              Per Unit
                                                                                 -----------           --------
Maximum Initial Sales Charge Imposed on Purchase...................                 4.95%               $49.50
Estimated Organizational Expenses..................................                     %               $
Maximum Annual Maintenance Fee for a McLaughlin, Piven,
  Vogel Brokerage Account................................................    $69.50



Estimated Annual Fund Operating Expenses
(Expenses that are deducted from Trust assets)


                                                                                    As a %
                                                                                  of Initial            Amount
                                                                                  Net Assets           Per Unit
                                                                                  ----------           --------
Trustee's Fee......................................................                       %             $
Other Operating Expenses...........................................                       %             $
  Portfolio Supervision, Bookkeeping and
  Administrative Fees..............................................        %      ----------        $  ---------
Total..............................................................                       %             $
                                                                                  ==========           =========


                                     Example

This Example is intended to help you compare the cost of investing in the Trust with the cost of investing in other unit trusts. You would pay the following expenses on a $10,000 investment in the Trust assuming estimated operating expense ratio of ______% for the Trust, and a 5% return on the investment throughout the period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                         1 year   3 years   5 years
                         ------   -------   -------
                         $        $         $


         The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or an annual rate of return.

         The Annual Maintenance Fee is applicable to your entire brokerage account regardless of account size or diversity of holdings and is not related solely to the purchase of Units. Such account may entitle Unitholders to a commission discount for equity trades. Contact your account representative for additional information and see "Public Sale of Units" in Part B.

                        SUMMARY OF ESSENTIAL INFORMATION
      As of _________, 2002, the business day prior to the Date of Deposit


Date of Deposit of Bonds in the Trust:  _____, 2002
Minimum Income or Principal Distribution
   per Unit:        $1.00
Liquidation Period: A 40 day period beginning on the first business day following the Termination Date.
Termination Date: _______, 2007 or the disposition of the last Bond in the
   Trust.
Mandatory Termination Date: The last day of the Liquidation Period.
Evaluation Time: 4:00 p.m. New York Time.
Minimum Value of Trust: The Trust may be terminated if the value of the Trust is less than 40% of the principal amount of the Bonds at the completion of the initial offering period.
Cusip Number:


Trustee: The Bank of New York
Trustee's Fee per Unit:  $___
Evaluator:  Kenny S&P Evaluation Services, a division of J.J. Kenny Company,
   Inc.
Evaluator's Fee For Each Evaluation:  $___
Other Fees and Expenses per Unit:  $___
Sponsor:  Investec Ernst & Company
Portfolio Supervisory, Bookkeeping and Administrative Fee per Unit: Maximum of
   $ _________ (see "Trust Expenses and Charges" in Part B).
First Settlement Date of Bonds in the Trust:   _________, 2002
Record Dates: The 15th of each month.
Distribution Dates: The last business day of each month.

                        SUMMARY OF ESSENTIAL INFORMATION
        As of _____, 2002, the business day prior to the Date of Deposit


Aggregate Offering Price of Bonds:                                   $
Number of Units:
Fractional Undivided Interest in Trust:                              1/
Public Offering Price per Unit:
Aggregate Offering Price of Bonds in Trust...................
Divided By ______ Units......................................
Plus Initial Sales Charge of 4.95% of Public Offering Price..        $49.50
Plus Estimated Organization Costs(1).........................        $
Public Offering Price(2).....................................        $1,000.00
Sponsor's Repurchase Price And Redemption Price per Unit(3):         $
Difference Between per Unit Offering and Bid Prices of Bonds.        $
Minimum Income or Principal Distribution per Unit:                   $1.00
Estimated Current Return(4):                                                   %
Estimated Long-Term Return (4):                                                %

Estimated Annual Income Per Unit:
         Estimated interest income..............................     $
                  Less estimated expenses (5)...................     $
         Estimated net interest income..........................     $
Estimated Distributions:
         Initial distribution...................................     $
         Regular distribution (6)...............................     $
-------------

(1) Investors will reimburse the Sponsor for all or a portion of the costs incurred in organizing and offering the Trust. These "organization costs" include costs of preparing the registration statement, the Trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust portfolio. The estimated organization costs will be paid to the Sponsor from the assets of the Trust as of the close of the initial offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering will be reimbursed to the Sponsor.

(2) Accrued interest will commence on the day after the Date of Deposit to the date of settlement (normally three business days after purchase). After the First Settlement Date of Bonds in the Trust, a proportionate share of accrued and undistributed interest on the Bonds in the Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

(3) The repurchase price is based on the bid prices of the Bonds and will include any accrued interest. See "Liquidity - Trustee Redemption" for a description of how the redemption price is calculated. As of the close of the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit for the Trust will be reduced to reflect the payment of the organization costs to the Sponsor.

(4) The method of calculating Estimated Current Return and Estimated Long-Term Return is explained in Part B.

(5) This figure reflects estimated expenses for the first year. Expenses may fluctuate.

(6) This amount is based on the estimated cash flow per Unit and it will vary with changes in expenses, interest rates and maturity, call or the sale of Bonds.

                           A CORPORATE TRUST, SERIES 2
                        PINNACLE CORPORATE INCOME SERIES


             STATEMENT OF FINANCIAL CONDITION, AS OF _________, 2002


                                     ASSETS


Investment in Bonds--Sponsor's Contracts to Purchase Underlying Bonds
  Backed by Letter of Credit (Note 1)..................................$
Accrued interest receivable (Note 2)...................................
                                                                       ---------
Total..................................................................$
                                                                       =========

                     LIABILITIES AND INTEREST OF UNITHOLDERS

Liabilities:
  Amount due to Trustee (Note 2).......................................$
                                                                       ---------
                                                                       ---------
Interest of Unitholders:
  Cost to Unitholders (Note 3).........................................
  Less:  reimbursement to Sponsor for Organization Costs and settlement period interest (Note 4)......................................
  Less:  gross underwriting commission (Note 5)........................
                                                                       ---------

Net interest of Unitholders............................................
                                                                       ---------

Total..................................................................$
                                                                       =========
Number of Units........................................................
                                                                       =========
Net Asset Value per Unit...............................................$
                                                                       =========
-----------
Notes to Statement of Financial Condition:

The preparation of the financial statement in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results can differ from those estimates.

(1) A Corporate Trust, Series 2, Pinnacle Corporate Income Series (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trust, sponsored by Investec Ernst & Company, the Sponsor, is to seek to provide a high level of current income. A secondary objective of the Trust is the preservation of capital. An irrevocable letter of credit issued by The Bank of New York in an amount of $_______ has been deposited with the Trustee for the benefit of the Trust to cover the purchases of such Bonds. Aggregate cost to the Trust of the Bonds listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Sale of Units--Public Offering Price" as of 4:00 p.m. on ________, 2002. The Trust will terminate on ______, 2007 or earlier under certain circumstances as further described in the Prospectus.

(2) The Trustee will advance the amount of the net interest accrued to the First Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record on that date plus any cash received by the Trustee with respect to interest on the Bonds prior to such date. Consequently, the amount of interest accrued or a Unit to be added to the Public Offering Price thereof will include only such accrued interest for the First Settlement Date to the date of settlement of the purchase of that Unit. See "Rights of Unitholders - Distribution of Interest and Principal."

(3) Aggregate Public Offering Price (exclusive of interest) is computed on ___ Units on the basis set forth "Public Sale of Units - Public Offering Price." in the Part B.

(4) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or part of the costs of establishing the Trust. These costs have been estimated at $___ per Unit. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust.

(5) A sales charge of 4.95% of the Public Offering Price, excluding organization costs, is computed on Units. See "Public Sale of Units - Public Offering Price" in Part B for information on volume discounts.

                           A CORPORATE TRUST, SERIES 2
                        PINNACLE CORPORATE INCOME SERIES


                                    PORTFOLIO


                              AS OF ________, 2002


           Aggregate
Portfolio  Principal                                                          Redemption     Cost of Bonds
   No.       Amount     Name of Issuer (1)  Ratings (2)   Coupon   Maturity  Provisions (3)   to the Trust (4) (5)
---------  ----------   ------------------  -----------   ------   --------  --------------  ---------------------
    1      $                                                   %                              $
    2
    3
    4
    5
    6
    7
    8
    9
    10    ----------                                                                          --------------------
          $                                                                                   $
          ==========                                                                          ====================



                             FOOTNOTES TO PORTFOLIO

(1) Bonds of these issuers are all represented by contracts to purchase securities. Contracts to purchase the Bonds were entered into on ________, 2002. All such contracts are expected to be settled on or about the first settlement date of the Trust which is expected to be ________, 2002.

(2) For a description of the meaning of the applicable rating symbols as published by Standard & Poor's Ratings Group, a division of McGraw-Hill Companies, Inc., Moody's Investors Service(*) and Fitch Ratings Group(**), see Part B, "Description of Bond Ratings."

(3) This column indicates the year in which each issuer of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. "SF" indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in the Trust, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. See "Risk Considerations - Redemption or Sale Prior to Maturity" in Part B.

(4)  The profit (loss) to the Sponsor on deposit totals $__________.

(5) Evaluation of the Bonds is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, "Public Sale of Units-Public Offering Price" and "Liquidity - Trustee Redemption.") On ___________, 2002, the aggregate bid price of the Bonds was $_________.

                         REPORT OF INDEPENDENT AUDITORS


TO THE UNITHOLDERS, SPONSOR AND TRUSTEE
A CORPORATE TRUST, SERIES 2
PINNACLE CORPORATE INCOME SERIES

         We have audited the accompanying Statement of Financial Condition of A Corporate Trust, Series 2, Pinnacle Corporate Income Series, including the Portfolio, as of ________, 2002. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with The Bank of New York, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statements as of ______, 2002. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of A Corporate Trust, Series 2, Pinnacle Corporate Income Series, at __________, 2002, are in conformity with accounting principles generally accepted in the United States.


                                             ERNST & YOUNG LLP

New York, New York
________, 2002

                          A CORPORATE TRUST, SERIES 2

                        PINNACLE CORPORATE INCOME SERIES

                               PROSPECTUS--PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                    THE TRUST


         ORGANIZATION. The Trust was created under New York State law pursuant to an Indenture and Trust Agreement and related Reference Trust Agreement (collectively, the "Trust Agreements") between Investec Ernst & Company, as Sponsor, The Bank of New York, as Trustee and Kenny S&P Evaluation Services, a division of J.J. Kenny Company Inc., as Evaluator.

         On the Date of Deposit, (i) the Sponsor deposited with the Trustee contracts and funds (represented by a certified check or checks and/or an irrevocable letter of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds") and (ii) the Trustee, in exchange for the Bonds, registered on the registration books of the Trust, the Sponsor's ownership of all Units of the Trust. As used herein, the term "Bonds" means the debt obligations initially deposited in the Trust and described in "Portfolio" in Part A and any additional debt obligations acquired and held by the Trust pursuant to the provisions of the Indenture.

         As of the Date of Deposit, a "Unit" represents the fractional undivided interest in the principal and net income of the Trust. If any Units of the Trust are redeemed after the date of this Prospectus, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust.

         INVESTMENT OBJECTIVE. The primary objective of the Trust is to seek to provide a high level of current income. A secondary objective of the Trust is to seek to provide for the preservation of capital. The Trust seeks to achieve these objectives by investing in a portfolio consisting primarily of investment grade corporate debt obligations. There is no guarantee that the investment objectives of the Trust will be achieved.

         STRATEGY OF PORTFOLIO SELECTION. The Trust seeks to achieve its investment objectives by investing in a portfolio consisting primarily of investment grade corporate debt obligations (the "Bonds"). The Bonds included in the Trust are primarily long-term fixed rate debt obligations issued by corporate entities. Investment grade bonds are bonds that are rated in the four highest ratings categories by Standard & Poor's, Moody's Investors Service, Inc. ("Moody's") and/or Fitch Ratings. See "Description of Bond Ratings" for details.


         The following factors, among others, were considered in selecting the
Bonds:

o the prices and yields of such Bonds relative to other bonds of similar quality and maturity, including the extent to which such Bonds are traded at a premium or discount from par;

         o the present rating and credit quality of the issuers of the Bonds and the potential improvement in the credit quality of such issuers;

         o    the diversification of the Bonds as to business purpose of issuer;

         o    the income to the Unitholders of the Trust; and

         o    the stated maturities and call provisions of the Bonds.

         FAILURE OF A CONTRACT TO PURCHASE BONDS AND SUBSTITUTION OF BONDS. In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract ("Failed Bonds"), the Sponsor is authorized to purchase other bonds ("Replacement Bonds"). The Trustee shall pay for Replacement Bonds out of funds held in connection with the Failed Bonds and will accept delivery of such Bonds to make upon the original corpus of the Trust. The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the Failed Bonds. Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Bond and shall, on the next monthly Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond.

         In addition, a Replacement Bond must:

         o    be a corporate debt obligation;

         o have a fixed maturity or disposition date comparable to that of the Failed Bond it replaces;

         o be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Failed Bond which it replaces; and

         o be rated at least in the category of BBB by a major rating organization.

         If the right of limited substitution described above shall not be used to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the Trust, and distribute the principal attributed to such Failed Bonds on the next monthly Distribution Date which is more than 30 days thereafter. In the event a Replacement Bond is not acquired by the Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return thereon might be lowered. See the Summary of Essential Information for estimates of Net Annual Interest Income and Current Return as of the Date of Deposit.

                               RISK CONSIDERATIONS


         An investment in Units is subject to the following risks:

         CREDIT RISK. The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the Date of Deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond.

         FIXED-RATE BONDS. An investment in Units of the Trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the Units) will decline with increases in interest rates. Inflation and economic recession are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds.

         ORIGINAL ISSUE DISCOUNT BONDS AND ZERO COUPON BONDS. Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income. For federal income tax purposes, original issue discount on bonds must be accrued over the term of the bonds. On sale or redemption of the bonds, the difference between (i) the amount realized and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will generally be treated as taxable gain or loss. See "Tax Status" herein.

         "WHEN ISSUED" AND "DELAYED DELIVERY" BONDS. Certain Bonds in the Trust may have been purchased by the Sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the Date of Deposit (although such issuer had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bond may be delayed ("delayed delivery") or may not occur. The effect of the Trust containing "delayed delivery" or "when issued" Bonds is that Unitholders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" Bonds during the time between their purchase of Units and delivery of such Bonds to the Trust.

         REDEMPTION OR SALE PRIOR TO MATURITY. Certain of the Bonds in the portfolio of the Trust may be subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Unitholders and will not be reinvested. Thus, no assurance can be given that the Trust will retain for any length of time its present size and composition.

         The Trust may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. If these bonds are called, such redemption may result in the reduction of income received by the Trust and the early termination of the Trust.

         To the extent that a Bond was deposited in the Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

         MARKET DISCOUNT. The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest rate of such Bonds is at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity.

         CORPORATE DEBT OBLIGATIONS. An investment in Units of the Trust should be made with an understanding of the risks that an investment in fixed rate, investment grade corporate debt obligations may entail, including the risk that the value of the Units will decline with increases in interest rates. Although in recent years interest rates have been relatively stable, the high inflation of prior years, together with the fiscal measures adopted in response to such inflation, have resulted in wide fluctuations in interest rates and thus in the value of fixed rate debt obligations generally. Generally, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities.

         A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements and accordingly such issuer may not be able to meet its obligations to make principal and income payments. In addition, a slowdown in the economy or a development adversely affecting an issuer's creditworthiness may also result in the ratings of the Bonds and the value of the underlying portfolio being reduced. The Trust may consist of corporate debt obligations that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might also result in the ratings of the Bonds and the value of the underlying portfolio being reduced.

         Should the issuer of any corporate debt obligations default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted bond. Because amounts recovered by a Trust in payment under the defaulted corporate bond, if any, may not be reflected in the value of the Units until actually received by the Trust, and depending upon when a Unitholder purchases or sells his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving a portion of any payment recovered.

         LIQUIDITY. The Bonds in a Trust may not have been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of the Act. Many of the Bonds may not be listed on a securities exchange. Whether or not the Bonds are listed, the principal trading market for the Bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained or of the liquidity of the Bonds in any markets made. The price at which the Bonds may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Bonds are limited or absent. A Trust may also contain non-exempt Bonds in registered form which have been purchased on a private placement basis. Sales of these Bonds may not be practicable outside the United States, but can generally be made to U.S. institutions in the private placement market which may not be as liquid as the general U.S. securities market. Since the private placement market is less liquid, the prices received may be less than would have been received had the markets been broader.

         TELECOMMUNICATIONS ISSUERS. The Trust is concentrated in obligations of telecommunications issuers. The Trust is considered to be "concentrated" in a particular category when the bonds in that category constitute 25% or more of the aggregate value of the portfolio. This makes the Trust less diversified and subject to more market risk. Payments or bonds of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, are generally dependant upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the ability to obtain periodic rate increases, the effects of inflation on the costs of providing services, competition and the rate of technological innovation. New technology, such as cellular service and fiber optics, will require additional capital outlays. The industry is characterized by increasing competition in all sectors and extensive regulation by the Federal Communications Commission and various state regulatory authorities.

         FIXED PORTFOLIO. Unlike a "managed" investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, the adverse financial condition of a Bond will not result in its elimination from the portfolio of the Trust. Since the Trust will not sell Bonds in response to ordinary market fluctuation, but only at the Trust's termination or upon the occurrence of certain events, the amount realized upon the sale of the Bonds may not be the highest price attained by an individual Bond during the life of the Trust. See "Administration of Trust--Trust Supervision." Some of the Bonds in the Trust may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Bonds from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Although the Trust is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Bonds under certain limited circumstances, Bonds will not be sold by the Trust to take advantage of market fluctuations.

         FOREIGN ISSUES. The Trust may contain issues of foreign corporate obligors or similar entities or foreign sovereignties. Bonds of foreign issuers will be purchased by the Trust as "yankee bonds", which are U.S. dollar denominated bonds issued by foreign borrowers on the U.S. capital markets. These foreign issues involve investment risks that are different from those of domestic issues, including future political and economic developments and the possible imposition of exchange controls or other foreign governmental restrictions or foreign taxes. In addition, it generally is more difficult to obtain and enforce a judgment against a foreign obligor, there may be less publicly available information about a foreign obligor than about a domestic issuer and foreign obligors are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers.

         TERMINATION. The Trust may be terminated at any time and all outstanding Units liquidated if the principal amount of the Trust falls below 40% of the aggregate principal amount of the Trust at the completion of the initial public offering period. Investors should note that if the principal amount of the Trust should fall below the applicable minimum value, the Sponsor may then terminate the Trust, at its sole discretion, prior to the Mandatory Termination Date specified in the Summary of Essential Information.

         LEGAL PROCEEDINGS AND LEGISLATION. At any time after the Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Bonds in the Trust or to matters involving the business of the issuer of the Bonds. There can be no assurance that future legal proceedings or legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Bonds to achieve their business goals.

                              PUBLIC SALE OF UNITS


         PUBLIC OFFERING PRICE. The Public Offering Price of the Units of the Trust as of the Date of Deposit was determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds per Unit, the applicable initial sales charge and a pro rata portion of estimated organization costs. During the initial public offering period, sales of at least $250,000 will be entitled to a volume discount from the Public Offering Price as described below.

         During the initial offering period the aggregate offering price of the Bonds in the Trust is determined by the Evaluator (1) on the basis of current offering prices for the Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by making an appraisal of the value of the Bonds on the basis of offering prices in the market, or (4) by any combination of the above. Such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in the "Summary of Essential Information," effective for all sales made subsequent to the previous Evaluation Time. For information relating to the calculation of the Sponsor's Repurchase Price and Redemption Price, which is based upon the aggregate bid price of the underlying Securities and which is expected to be less than the aggregate offering price, see "Liquidity - Trustee Redemption."

         PUBLIC DISTRIBUTION OF UNITS. Units will be distributed to the public at the Public Offering Price through the Sponsor and may also be distributed through the underwriter and other dealers. The Sponsor intends to qualify the Units for sale in certain states.

         VOLUME AND OTHER DISCOUNTS. Units of the Trust are available at a volume discount from the Public Offering Price based upon the dollar amount purchased. This volume discount will result in the following reduction of the sales charge applicable to such purchases:



                                                                  Approximate
                                                                    Reduced                 Dealer
        Amount of Purchase                                       Sales Charge             Concession
        ------------------                                       ------------             ----------

        Less than $250,000.................................          4.95%                   3.25%
        $250,000 to $499,999...............................          4.70%                   3.50%
        $500,000 to $999,999...............................          4.45%                   3.75%
        $1,000,000 or more.................................          4.20%                   4.00%


         For transactions of at least $1,000,000, the Sponsor may negotiate the applicable sales charge and dealer concession and such charge/concession will be disclosed to any such purchaser. The Sponsor reserves the right to change any discounts from time to time.

         These discounts will apply to all purchases of Units by the same purchaser. Units purchased by the same purchasers in separate transactions will be aggregated for purposes of determining if such purchaser is entitled to a discount. Such purchaser must own at least the required dollar amount at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

         On the Date of Deposit only, a special dealer concession will be applied to purchases by a single dealer as set forth in the above table. Subsequent purchases by the same dealer will be aggregated with purchases made during the initial offering period in order for them to receive a higher dealer concession. For example, a dealer who purchases between $250,000 and $499,999 of Units during the initial offering period will be entitled to a dealer concession of 3.50% on all of their subsequent purchases of Units of the Trust.

         Unitholders with a brokerage account at McLaughlin, Price, Vogel Securities, Inc. will qualify to receive one trade to buy equity securities any time following the first settlement date of the Trust and may be charged a $29.50 processing fee.

         During the initial offering period, Unitholders who have redeemed units of the Trust may purchase Units in an amount up to the amount redeemed within thirty days after such redemption, at no sales charge.

         Investors who purchase Units of the Trust through a Keogh Plan pension fund or other qualified retirement plan having 25 or more members maintained at McLaughlin, Pives, Vogel Securities, Inc. will be subject to a reduced sales
charge of   %.

         Employees (and their immediate families) of McLaughlin, Price, Vogel Securities, Inc., Investec Ernst & Company and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trust without a sales charge at a price equal to the aggregate value of the underlying Bonds in the Trust, divided by the number of Units outstanding. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

         SPONSOR'S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to the initial sales charge of 4.95% of the Public Offering Price (equivalent to 5.207% of the net amount invested in the Bonds). Additionally, the Sponsor may realize a profit on the deposit of the Bonds in the Trust representing the difference between the cost of the Bonds to the Sponsor and the cost of the Bonds to the Trust (see "Portfolio" in Part A). The Sponsor may realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired from underwriting syndicates of which they were a member. All or a portion of the Bonds deposited in the Trust may have been acquired through the Sponsor.

         During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Sponsor may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the aggregate value of the Bonds and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

         Both upon acquisition of Bonds and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Bonds in the Trust. The Sponsor may only receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

         In maintaining a market for the Units (see "Liquidity-Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                              RIGHTS OF UNITHOLDERS


         BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE &

CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from broker-dealer or bank from whom their purchase was made. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and the Unitholder's agreement with the DTC participant in whose name the Unitholder's Units are registered on the transfer records of DTC.

         DISTRIBUTION OF INTEREST AND PRINCIPAL. Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Unitholders of record as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Unitholders on previous Distribution Dates.

         The Trustee will credit the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Unitholers as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Unitholders' pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (see the "Estimated Distributions" in the Summary of Essential Information) plus such Unitholders' pro rata share of the cash balance in the Principal Account computed as of the close of the business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $1.00 per Unit. The monthly income distributions will change as the income and expenses of such Trust change and as Bonds are exchange, redeemed, paid or sold.

         Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by Trust at a constant rate throughout the year, any monthly income distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in monthly income distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide monthly income distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more monthly income distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Unitholder will be subject to a greater pro rata reduction in his monthly income distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Unitholders and are available for use by The Bank of New York pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Unitholders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Unitholder sells all or a portion of his Units, a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Unitholder redeems all or a portion of this Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

         As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw form the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw form the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by Trustee.

         The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor's purchase (normally three business days after the purchase), less any distributions from the Interest account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

         RECORDS. The Trustee keeps records of the transactions of the Trust at its corporate trust office including names, addresses and holdings of all Unitholders of record, a current list of the Bonds and a copy of the Indenture. Such records are available to Unitholders for inspection at reasonable times during business hours.

         REPORTS TO HOLDERS. With each distribution the Trustee will furnish to Unitholders a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing:

                  (i) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Bonds and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

                  (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Replacement Bonds and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

                  (iii) a list of the Bonds held, a list of Bonds purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year;

                  (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and

                  (v) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding on the last business day of such calendar year.

         Unitholders will be furnished with evaluations of Bonds upon request to the Trustee in order to comply with federal and state tax reporting requirements.

                                    LIQUIDITY


         SPONSOR REPURCHASE. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the trustee for redemption at the price so bid by making payment therefor to the Unitholder in an amount not less than the Redemption Price on the date of tender not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

         The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Sale of Units-Public Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units (see "Public Sale of Units-Sponsor's Profits").

         TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately five years from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

         Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee. For Units received after the close of trading on the New York Stock Exchange (the "NYSE") (4:00 p.m. Eastern Time), the date of tender is the next day on which the NYSE is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

         A Unitholder will receive his or her redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemptions. Such sales, if required, can result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of the Trust will be reduced. The Bonds to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the face amount of each Bond.

         The Redemption Price per Unit is determined by the Trustee on the basis of the bid prices of the Bonds in the Trust, while the Public Offering Price of Units during the initial offering period is determined on the basis of the offering prices of the Bonds, both as of the Evaluation Time on the day any such determination is made. The bid prices of the Bonds may be expected to be less than the offering prices. On the business day prior to the Date of Deposit, the aggregate current offering price of the Bonds per Unit exceeded the bid price of the Bonds by the amount set forth under "Summary of Essential Information" in Part A. This Redemption Price per Unit is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in the Trust, (determined by the Evaluator as set forth below), (2) cash on hand in the Trust (other than cash covering contracts to purchase Bonds), and (3) accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, and (c) cash held for distribution to Unitholders of record as of the date prior to the evaluation and unpaid organization costs. The Evaluator may determine the value of the bonds in the Trust (1) on the basis of current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above.

         Any Unitholder tendering at least 60 Units may request, by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption, a distribution of Bonds and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Bonds in book-entry form to the account of the Unitholder's broker-dealer at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata share of the Bonds comprising the Trust portfolio and cash from the Principal Account equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Bonds in the manner described above.

         The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

         The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the NYSE is closed, other than customary weekend and holiday closings, or when trading on the NYSE is restricted or during which (as determined by the Securities and Exchange Commission ("SEC")) an emergency exists as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the SEC may by order permit. Under certain extreme circumstances, the Sponsor may apply to the SEC for any full or partial order permitting a suspension of the rights of Unitholders to redeem their Units. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

         AUTOMATIC REDEMPTION. In the event a transfer of Units from a Unitholder's McLaughlin, Piven, Vogel brokerage account results in the automatic redemption of those Units, Unitholders will receive an amount equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of transfer. Automatic redemption proceeds will be paid within three business days following the tender of a notification of transfer.

                           ADMINISTRATION OF THE TRUST


         TRUST SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Bonds from the Portfolio. It is unlikely the Trust will sell any of the Bonds other than to satisfy redemptions of Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Bonds upon the occurrence of certain events including: (i) default in payment of amounts due on any of the Bonds; (ii) institution of certain legal proceedings; (iii) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected;
(iv) determination of the Sponsor that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or (v) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Bond which, in the opinion of the Sponsor, will make the retention of the Bond detrimental to the Trust or the Unitholders.

         In addition, the Trust Agreement provides as follows:

                  1. If a default in the payment of amounts due on any Bond occurs pursuant to provision (i) above and if the Sponsor fails to give immediate instructions to sell or hold that Bond, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Bond.

                  2. It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new securities in exchange and substitution for any Bond pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

                  3. Any property received by the Trustee after the Date of Deposit as a distribution on any of the Bonds in a form other than cash which shall be retained, shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Accounts of the Trust.

         TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to:
(i) cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) change any provision thereof as may be required by the SEC or any successor governmental agency; or (iii) make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

         The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of

Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

         TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Evaluation Time on the business day preceding the commencement of the Liquidation Period or upon the maturity, redemption or other disposition, as the case may be, of the last of the Bonds held in the Trust. In no event is the Trust to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Bonds in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Bonds. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the options by notifying the Trustee by returning a properly completed election request:

                1. a Unitholder who owns at least 60 Units and whose interest in the Trust will entitle it to receive a pro rata share of each underlying Bond will have its Units redeemed on or about the commencement of the Liquidation Period. This will be accomplished by distribution of the Unitholder's pro rata share of the value of the Trust on such date distributed in kind to the extent represented by the face amount of underlying Bonds and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders should consult their own tax adviser in this regard.

                2. to receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agents of the Trustee of the underlying Bonds during the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Bond to be sold.

         The Sponsor, on behalf of the Trustee, will sell the Bonds by the last business day of the Liquidation Period unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Bond, the close of a stock exchange, outbreak of hostilities and collapse of the economy. The Redemption Price per Unit upon the settlement of the last sale of Bonds during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

         THE SPONSOR. Investec Ernst & Company, a Delaware corporation and successor to the unit investment trust division of ING Funds Distributor, Inc., is an indirect wholly-owned subsidiary of Investec Group. The Investec Group is a leading international specialist banking group headquartered in Johannesburg, South Africa. The Group is one of the 20 largest companies listed on the JSE Securities Exchange (formerly, the Johannesburg Stock Exchange) and ranks among the world's top 300 banks with total assets under management exceeding $74 Billion. The Sponsor is a member of the New York Stock Exchange, NASD, other principal exchanges and SIPC.

         The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

         The Sponsor may resign at any time by delivering to the Trustee an executed instrument of resignation. If at any time the Sponsor shall resign or fail to perform any of its duties under a Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (i) appoint a successor sponsor; (ii) terminate a Trust Agreement and liquidate the Trust; or (iii) continue to act as Trustee without terminating a Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

         THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 101 Barclay Street, New York, New York 10286. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

         The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement. The Trustee has not participated in the selection of the Trust's Securities.

         For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

         The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

         Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the

United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

                           TRUST EXPENSES AND CHARGES


         Investors will reimburse the Sponsor for all or a portion of the estimated costs incurred in organizing and offering the Trust (collectively, the "organization costs") -- including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and state registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. All advertising and selling expenses, as well as any organizational costs not paid by the Trust, will be borne by the Sponsor at no cost to the Trust. See "Organization Costs" for an explanation of the potential risks associated with the sale of Bonds used to reimburse the Sponsor for the organization costs.

         The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. The Trustee's fees applicable to the Trust are payable as of each Record Date from the Income Accounts of the Trust to the extent funds are available and then from the Principal Accounts. The Evaluator's fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in the Trust as set forth under "Summary of Essential Information" in Part A. The Sponsor's, the Trustee's and the Evaluator's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

         The following additional charges are or may be incurred by the Trust:
(i) all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (ii) fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; (iii) indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsor of the Trust without gross negligence, bad faith or willful misconduct on its part; and (iv) all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Bonds in order to make funds available to pay all expenses.

         Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. To the extent lawful, expenses of the audit shall be an expense of the Trust. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

                          ESTIMATED CURRENT RETURN AND
                    ESTIMATED LONG-TERM RETURN TO UNITHOLDERS


         The rate of return on each Unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return per Unit and Estimated Long-Term Return per Unit, each as of the business day prior to the Date of Deposit, is set forth under "Summary of Essential Information." Information regarding the estimated distributions of principal and interest to Unitholders of the Trust is available from the Sponsor on request.

         Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayment, redemption, maturity, exchange or sale of Bonds. The Public Offering Price per Unit will vary with changes in the offering price of the Bonds. Estimated Current Return takes into account only the interest payable on the Bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from par value on the Bond's purchase price. Moreover, because interest rates on Bonds purchased at a premium are generally higher than current interest rates on newly issued Bonds of a similar type with comparable ratings, the Estimated Current Return per Unit may be affected adversely if such Bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Information" will be realized in the future.

         Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in the Trust and (ii) takes into account the expenses and sales charge associated with each Unit of the Trust. The Estimated Long-Term Return assumes that each Bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable security). If the Bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that Bond may be different than the initial quoted yield. Since the market values and estimated retirements of the Bonds, the expenses of the Trust and the Net Annual Interest Income and Public Offering Price per Unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

                                   TAX STATUS


         This is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code (the "Code") and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies. Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

         In rendering the two opinions set forth below, Paul, Hastings, Janofsky & Walker LLP has examined the Agreement, the final form of Prospectus dated the date hereof and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

         1. The Trust will be classified as a grantor trust for federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to federal income tax, and will cause the Unitholders of the Trust to be treated for federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unitholders in the manner set forth below.

         2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

         A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Bond (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by the Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Bond held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Bond held by the Trust.

         For federal income tax purposes, a Unitholder's pro rata portion of interest paid on a Bond held by the Trust is taxable as ordinary income.

         Some debt obligations may have been sold with original issue discount. This generally means that the debt obligations were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. A Unitholder's basis of each debt obligation which was issued with original issue discount must be increased as original issue discount accrues.

         Some debt obligations may have been purchased by the Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the debt obligation over the purchase price of the debt obligation. Market discount can arise based on the price the Trust pays for a debt obligation or on the price a Unitholder pays for its Units. Market discount is taxed as ordinary income as it accrues. A Unitholder will recognize this income when the Trust receives principal payments on the debt obligation, when the debt obligation is disposed of or redeemed, or when the Unitholder sells or redeems its Units. Alternatively, a Unitholder may elect to include market discount in taxable income as it accrues. Whether or not a Unitholder makes this election will affect how the Unitholder calculates its basis and the timing of certain interest expense deductions.

         Alternatively, some debt obligations may have been purchased by the Trust at a premium. Generally, if the tax basis of your pro rata portion of any debt obligation, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. A Unitholder may elect to amortize premium. If a Unitholder makes this election, the Unitholder may reduce its interest income received on the debt obligation by the amount of the premium that is amortized and its tax basis will be reduced.

         If the price of the Units includes accrued interest on a debt obligation, a Unitholder must include the accrued interest in its tax basis on that debt obligation. When the Trust receives this accrued interest, a Unitholder must treat it as a return of capital and reduce your tax basis in the debt obligation.

         This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of debt obligations that were issued with original issue discount.

         A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Bonds held by the Trust will generally be considered a capital gain if the Unitholder held its Units for investment and will be long-term if the Unitholder has held its Units (and the Trust has held the Bonds) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, but non-corporate taxpayers who realize long-term capital gains may be subject to a reduced tax rate of 20%, rather than the "regular" maximum tax rate of 38.6% (or 10% for certain taxpayers in the 10% or 15% tax brackets for ordinary income). Tax rates are subject to change and may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Bonds.

         If a Unitholder elects to reinvest amounts received from the Trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss a Unitholder incurs in connection with the exchange of its Units of the Trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical assets under the wash sale provisions of the Internal Revenue Code.

         A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Bonds held by the Trust will generally be considered a capital loss if the Unitholder held its Units for investment and will be long-term if the Unitholder has held its Units (and the Trust has held the Bonds) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

         A Unitholder that itemizes its deductions may also deduct its pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous itemized deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

         After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

         As discussed in the section "Administration of the Trust--Trust Termination," each Unitholder may have two options in receiving its termination distributions, namely (i) to receive its pro rata share of the underlying Bonds in kind, or (ii) to receive cash upon liquidation of its pro rata share of the underlying Bonds. A Unitholder that chooses option (i) should be treated as merely exchanging its undivided pro rata ownership of Bonds held by the Trust for sole ownership of a proportionate share of Bonds, and therefore the transaction should be tax free to the extent the Bonds are received. Option (ii) would be a taxable event.

         Entities that generally qualify for an exemption from federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on unrelated business taxable income. Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's interest income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Bonds is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

         Some distributions by the Trust to foreign Unitholders may be subject to foreign withholding taxes. Any income withheld will nevertheless be treated as income to the Unitholder. However, because the Unitholder is deemed to have paid directly its share of foreign taxes that have been paid or accrued by the Trust, it may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

         If a Unitholder is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), it will not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from the Trust or on gain from the sale or redemption of its Units, provided that certain conditions are met. A Unitholder should consult its tax advisor with respect to the conditions it must meet in order to be exempt for U.S. tax purposes.

         Prospective investors are urged to consult their own tax advisers concerning the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.

                                  OTHER MATTERS


         LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Emmet, Marvin & Martin, LLP, 120 Broadway, New York, New York 10271 have acted as counsel for the Trustee.

         EVALUATOR. The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

         INDEPENDENT AUDITORS. The Statement of Financial Condition, including the Portfolio, is included herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

         PERFORMANCE INFORMATION. Trust performance may be compared to performance of appropriate benchmark indices. In addition, estimated current return, estimated long-term return and yield comparisons may be made to performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc., Standard & Poor's Institutional Market Services and Center for Research in Security Prices (CRSP) at the University of Chicago or from publications such as The Wall Street Journal, Money, The New York Times, U.S. News and World Report, Business Week, Forbes, Fortune or other appropriate sources. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

         CODE OF ETHICS. The Sponsor has adopted a Code of Ethics requiring access persons, as defined in the Code of Ethics, who have access to information on Trust transactions to preclear certain securities transactions. The Code of Ethics also requires these access persons to comply with certain reporting and other requirements pertaining to personal securities transactions. The purpose of the Code of Ethics is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

                           DESCRIPTION OF BOND RATINGS


         STANDARD & POOR'S RATING. A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs) . It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

         Issue credit ratings are based, in varying degrees, on the following considerations:

         * Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

         *        Nature of and provisions of the obligation;

         * Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

         AAA -- An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

         AA -- An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

         A -- An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

         BBB -- An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and `C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

         Plus (+) or minus (-) -- The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

         r -- This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are -not addressed in the credit rating.

         N.R.-- This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

         * MOODY'S INVESTORS SERVICE RATING. A summary of the meaning of the applicable rating symbols as published by Moody's follows:

         Aaa-Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa -Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

         A-Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

         Baa-Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Ba-Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

         B-Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

         Moody's applies numerical modifiers 1, 2 and 3 in each rating classification from "Aa" through "Caa". The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a midrange ranking; and the modifier 3 indicates a ranking ranks in the lower end of its generic rating category.

         ** FITCH RATINGS. A brief description of the applicable Fitch Ratings' symbols and their meanings is as follows:

         AAA -- Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

         AA -- Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

         A -- High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

         BBB -- Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

         "+" or "-"may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' Long-term rating category or to categories below 'CCC'.

      No person is authorized to give any information or to make any representations not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.




                          A CORPORATE TRUST, SERIES 2



                               Pinnacle Corporate
                                 Income Series

                           (A Unit Investment Trust)


                                   PROSPECTUS


                             DATED: __________, 2002


                                    SPONSOR:


                            INVESTEC ERNST & COMPANY
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 898-7290


                                    TRUSTEE:


                              THE BANK OF NEW YORK
                               101 Barclay Street
                            New York, New York 10286


                                 _______________


               This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.



                   ___________________

                    Table of Contents

Title                                             Page

PART A
Investment Summary..............................   A-2
Fee Table.......................................   A-5
Summary of Essential Information................   A-6
Statement of Financial Condition................   A-8
Portfolio.......................................  A-10
Report of Independent Auditors..................  A-11
PART B
The Trust.......................................   B-1
Risk Considerations.............................   B-2
Public Sale of Units............................   B-5
Rights of Unitholders...........................   B-7
Liquidity.......................................  B-10
Administration of the Trust.....................  B-12
Trust Expenses and Charges .....................  B-15
Estimated Current Return and Estimated Long-Term
Return to Unitholders...........................  B-16
Tax Status......................................  B-16
Other Matters...................................  B-19
Description of Bond Ratings.....................  B-20

      This Prospectus does not contain all of the information set forth in the registration statement, filed with the SEC, Washington, D.C., under the Securities Act of 1933 (file no. 333-_______), and the Investment Company Act of 1940 (file no. 811-08945), and to which reference is made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

         o     visiting the SEC Internet address:
               http://www.sec.gov
         o     electronic request (after paying a
               duplicating fee) at the following E-mail address: pulicinfo@sec.gov
         o writing: Public Reference Section of the Commission, 450 Fifth Street, N.W.,
               Washington, D.C. 20549-6009

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS


CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement on Form S-6 is comprised of the following papers and documents:

                  The facing sheet on Form S-6.
                  The Prospectus consisting of        pages.
                  Undertakings.
                  Signatures.

         Written consents of the following persons:

                  Paul, Hastings, Janofsky & Walker LLP (included in
                  Exhibit 3.1)
                  Kenny S&P Evaluation Services (included in Exhibit 4.1) *Ernst & Young LLP


         The following exhibits:

        *99.1.1       --    Reference Trust Agreement including certain
                            amendments to the Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.

        *99.1.1.1     --    Trust Indenture and Agreement.

        99.1.3.5      --    Certificate of Incorporation of Investec Ernst &
                            Company dated September 23, 1993, and amended on March 2, 1998, and June 1, 1999 (incorporated by reference to Exhibit 1.3.5 to Pre-Effective
                            Amendment No. 1 to the Registration Statement of The
                            Pinnacle Family of Trusts, Dogs of Tech Trust Series
                            I and Financial Trust Series II, 1933 Act File No.
                            335-59298).

        99.1.3.6      --    By-Laws of Investec Ernst & Company (incorporated by
                            reference to Exhibit 1.3.6 to Pre-effective
                            Amendment No. 1 to the Registration Statement of The
                            Pinnacle Family of Trusts, Dogs of Tech Trust Series
                            I and Financial Trust Series II, 1933 Act File No.
                            333-59298). *99.3.1 -- Opinion of Paul, Hastings,
                            Janofsky & Walker LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Other Matters -
                            Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

        *99.4.1       --    Consent of the Evaluator.

-------------
*    To be filed by Amendment.

        99.6.0        --    Powers of Attorney of Investec Ernst & Company
                            (incorporated by reference to Exhibit 6.0 to Pre-Effective Amendment No. 1 to the Registration
                            Statement of The Pinnacle Family of Trusts, Dogs of
                            Tech Trust Series I and Financial Trust Series II,
                            1933 Act File No. 333-59298, Amendment No. 1 to the
                            Registration Statement of Schwab Trusts, Schwab Ten
                            Trust, 2001 Series C, 1933 Act File No. 333-67792 and to the Form S-6 Registration Statement No.
                            333-81468 of Schwab Trusts, Schwab Ten Trust, 2002
                            Series A on January 28, 2002).

        99.11.0       --    Code of Ethics of Investec Ernst & Company (filed as
                            Exhibit 99.11.0 to Post-Effective Amendment No. 1 to Form S-6 Registration Statement No. 333-67792 on
                            October 23, 2001 and incorporated herein by reference).

                           UNDERTAKING TO FILE REPORTS


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant, A Corporate Trust, Series 2, Pinnacle Corporate Income Series, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 10th day of July, 2002.

                                     A CORPORATE TRUST, SERIES 2, PINNACLE
                                     CORPORATE INCOME SERIES

                                     Investec Ernst & Company


                                     By /s/ PETER J. DEMARCO
                                        --------------------
                                          Peter J. DeMarco
                                          (Authorized Signator)


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Investec Ernst & Company, the Depositor, in the capacities and on the dates indicated.

     Name                                 Title                    Date
   -------                              --------                  ------

*** JOHN J. MURABITO             Chief Executive Officer
                                 and Director

** DANIEL J. CRISTOFANO          Director

* SCOTT S. ROSENBLUM             Director

* MARK B. SEGALL                 Director

** HUGH HERMAN                   Director

* S. DEREK SOLOMON               Director                         July 10, 2002



                                      By /s/ PETER J. DEMARCO
                                         --------------------
                                           Peter J. DeMarco
                                           (Attorney-in-Fact)


By  /s/ STEVEN J. PARAGGIO Director and Chief Financial Officer   July 10, 2002
   -----------------------
      Steven J. Paraggio

*** Executed copy of the Power of Attorney was filed as Exhibit 99.6.0 to Registration Statement No. 333-81468 on January 28, 2002.

** Executed copies of the Powers of Attorney were filed as Exhibit 99.6.0 to Registration Statement No. 333-67792 on October 23, 2001.

* Executed copies of the Powers of Attorney were filed as Exhibit 99.6.0 to Registration Statement No. 333-59298 on May 18, 2001.